As Filed with the Securities and Exchange Commission on February 11, 1998
                                        Registration No. 333-________________
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                             BASE TEN SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

           New Jersey                                   22-1804206
---------------------------------            -----------------------------------
(State or other jurisdiction                (I.R.S. employer Identification no.)
or incorporation or organization)

                     One Electronics Drive
                      Trenton, New Jersey                           08619
----------------------------------------------------               ---------
(Address of registrant's principal executive offices)             (Zip Code)

                                Thomas E. Gardner
                             Base Ten Systems, Inc.
                              One Electronics Drive
                                Trenton, NJ 08619
                                 (609-586-7010)
                     ---------------------------------------
                     (Name and address of agent for service)

        Approximate Date of Commencement of Proposed Sale to the Public:
  From time to time following the effective date of this Registration Statement

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans please check the following box: ----
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: X
                                                                  ---
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: -----

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement for the same offering: ----

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ----

==============================================================================================================================
                         CALCULATION OF REGISTRATION FEE
==============================================================================================================================
        Title of Each                Amount           Proposed Maximum         Proposed Maximum             Amount of
     Class of Securities             to be             Offering Price              Aggregate               Registration
      to be Registered           Registered(1)            Per Unit              Offering Price                 Fee
------------------------------ ------------------- ------------------------ ------------------------ -------------------------

Class A Common Stock,
$1.00 par value                  4,942,900              $7.125 (2)              $35,218,162(2)               $10,389.36
------------------------------ ------------------- ------------------------ ------------------------ -------------------------
Total Fee                                                                                                    $10,389.36
------------------------------ ------------------- ------------------------ ------------------------ -------------------------

         (1) Pursuant to Rule 416, this Registration Statement also relates to an indeterminate number of additional shares of Class A Common Stock issuable upon exercise of 1,452,900 warrants and options and conversion of Series A Preferred Shares pursuant to (i) anti-dilution provisions contained in such warrants, options and Series A Preferred Shares, and (ii) adjustments to the conversion price of the Series A Preferred Shares, which shares of Class A Common Stock are registered hereunder.

         (2) Estimated solely for the purpose of calculating the amount of the registration fee, and pursuant to Rule 457(c), based on the average of the high and low sales prices of the Class A Common Stock, as reported on the Nasdaq National Market on February 9, 1998.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

PROSPECTUS

                                4,942,900 Shares

                             BASE TEN SYSTEMS, INC.

                              Class A Common Stock

         All 4,942,900 shares (the "Shares") of Class A Common Stock ("Class A Common Stock") of Base Ten Systems, Inc., a New Jersey corporation (the
"Company"  or  "Base  Ten"),   offered  hereby  are  being  offered  by  certain
stockholders of the Company (the "Selling Stockholders"), including three directors. The Shares may be offered by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest from time to time in open market transactions, negotiated transactions, principal transactions or by a combination of these methods of sale. See "Plan of Distribution."

         Of the Shares offered hereby, 3,490,000 Shares are issuable to certain Selling Stockholders upon conversion of outstanding convertible Series A Preferred Stock (the "Series A Preferred Shares) issued in a two-phase private financing completed on December 31, 1997; and 760,000 Shares are issuable to certain Selling Stockholders upon exercise of outstanding warrants that were issued to the purchasers of the Series A Preferred Shares (the "Preferred Share Warrants"). The Preferred Share Warrants were issued contemporaneously with the Series A Preferred Shares and are exercisable at an average exercise price of $16.25 per share.

         An aggregate of 346,300 of the Shares offered hereby are issuable to certain Selling Stockholders upon exercise of outstanding warrants that were issued to certain Selling Stockholders for placement agent services or financial advisory services rendered to the Company in connection with the sale of the Series A Preferred Shares (the "Related Warrants"). The Related Warrants are exercisable at exercise prices ranging from $10.312 to $15.625 and include an aggregate of approximately 95,000 warrants issued to Alexander M. Adelson, an officer and director of the Company.

         Of the Shares offered hereby, 346,600 Shares are issuable upon exercise of outstanding warrants or options issued to certain Selling Stockholders for services rendered to the Company (the "Services Warrants/Options"). The Services Warrants/Options were issued for consulting, financial advisory or executive search services or for directors' services rendered to the Company on various occasions over the past twelve months and are exercisable at exercise prices ranging from $9.875 to $18.00. The Services Warrants/Options include 20,000 options issued to David Batten and 10,000 options issued to Alan S. Poole, directors of the Company, and 72,500 warrants issued to Mr. Adelson.

         None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by the Company. The Company will, however, receive the exercise prices upon exercise of the Preferred Share Warrants, the Related Warrants and the Services Warrants/Options. Base Ten has agreed to bear all expenses in connection with the registration and sales of the Shares, other than underwriting discounts and selling commissions. The Company has also agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

         On February 9, 1998, the last reported sale price of the Class A Common Stock on the Nasdaq National Market was $6.875. The Class A Common Stock is traded under the Nasdaq symbol "BASEA."

         THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                  (SEE "RISK FACTORS" BEGINNING ON PAGE 2.)

--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
                               February ___, 1998

                              AVAILABLE INFORMATION


         The  Company  is  subject  to  the  informational  requirements  of the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "SEC"). Reports and other information filed by the Company can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W. Judiciary Plaza, Washington, D.C. 20549 and the following Regional Offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661-2511. Copies of these material can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Such material may be accessed electronically by means of the SEC's World Wide Web Site at http://www.sec.gov.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


         The following documents filed by the Company with the SEC under the Exchange Act are incorporated by reference in this Prospectus:

                  1. Annual Report on Form 10-K for the fiscal year ended October 31, 1997 (Commission File No. 0-7100 filed on February 11,
         1998).

                  2. Proxy Statement dated December 15, 1997 for the Company's Special Meeting of Stockholders (Commission File No. 0-7100, Schedule 14A filed on December 15, 1997).

                  3.  Current   Report  on  Form  8-K  dated  October  27,  1997
         (Commission File No. 0-7100 filed November 12, 1997) reporting the execution of an Asset Purchase Agreement with Strategic Technologies, Inc. relating to the Company's sale of assets relating to the Company's Government Technology Division.

                  4.  Current   Report  on  Form  8-K  dated  December  9,  1997
         (Commission File No. 0-7100 filed December 18, 1997) reporting the first phase of the Company's private placement of Series A Preferred Shares and Class A Common Stock purchase warrants.

                  5. Current Report on Form 8-K dated December 31, 1997 (Commission File No. 0-7100 filed January 9, 1998) reporting (i) the Company's sale of assets relating to the Company's Government Technology Division, (ii) the second phase of the Company's private placement of Series A Preferred Shares and Class A Common Stock purchase warrants and (iii) the special meeting of stockholders held on December 31, 1997.

                  6.  Current   Report  on  Form  8-K  dated  January  29,  1998
         (Commission File No. 0-7100 filed February 2, 1998) reporting the Company's change in fiscal year.

                  7. All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all Shares offered hereby have been sold or which deregisters any Shares then remaining unsold. All of these documents will be deemed to be incorporated herein by reference and to be a part hereof from their respective filing dates.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request, a copy of the documents incorporated by reference in this Prospectus. Requests should be directed to Base Ten Systems, Inc., One Electronics Drive, Trenton, New Jersey 08169,
Attention: William F. Hackett (609) 586-7010. Additional copies of the Prospectus are also available from the Company or the Transfer Agent upon request.

                               SUMMARY INFORMATION

         The  following  summary is  qualified  in its  entirety by the detailed
information  and  consolidated   financial   statements  included  elsewhere  or
incorporated by reference in this Prospectus.

         Base Ten is engaged in the design, development and manufacture of comprehensive software solutions for the pharmaceutical and medical device manufacturing industries based on its core technology of safety critical software. Base Ten's activities include development of information technology to improve process productivity for a wide range of government regulated manufacturing industries.

                                  RISK FACTORS

         In addition to the other information included and incorporated by reference in this Prospectus, the following factors should be carefully considered in evaluating the Company and an investment in the Class A Common Stock.

*FORWARD LOOKING INFORMATION

         This Risk Factor section contains forward looking information within the meaning of The Private Securities Litigation Reform Act of 1995. These statements appear in a number of places and can be identified by an "asterisk" reference to a particular section of the foregoing or by the use of such forward-looking terminology such as "believe", "expect", "may", "will", "should" or the negative thereof or variations thereof. Such forward looking statements involve certain risks and uncertainties, including the particular factors described in this Risk Factors section. In each case actual results may differ materially from such forward looking statements. The Company does not undertake to publicly update or revise its forward looking statements even if experience or future changes make it clear that any projected results (expressed or implied) will not be realized.

Recurring Losses

         The Company experienced net losses from continuing operations of $8.4 million and $16.0 million in the years ended October 31, 1996 and 1997, respectively. These losses resulted primarily from interest, write-offs of capitalized software, expenses of non-capitalized development of PHARM2(TM) (the Company's primary manufacturing execution system), amortization of software development expenditures incurred in prior periods, expenses relating to marketing and sales of commercial products, and certain costs related to the divestiture of the Government Technology Division and changes in senior management. The Company anticipates incurring an additional loss in 1998 and may continue to incur losses in subsequent periods. The Company's ability to achieve profitable operations is dependent upon, among other things, the completion of current development and testing activities for PHARM2(TM), successful marketing of its manufacturing execution system products, timely delivery and successful installation and validation of its systems by its customers, and successful competition in the markets in which the Company participates. While no assurances can be given, the Company anticipates returning to profitability in 1999.*

Shift in Focus of Business

         Historically, the Company was involved in the design, development, manufacturing, and marketing of complex precision electronic systems for the defense industry. In the early 1990's, the Company commenced the development of software solutions for the pharmaceutical and medical device manufacturing industries. The reduction in defense-related revenues and increasing price competitiveness encountered in connection with the bid process as the defense industry consolidated in the early 1990's resulted in a reduction in the Company's revenues, the incurrence of operating losses, and the need to fund the operating losses. In 1997, the Board authorized the Company to pursue efforts to sell certain assets relating to defense - related products (the "GTD Sale"). On December 31, 1997, following approval by the shareholders at a special meeting, the defense - related assets were sold to a recently organized corporation, Strategic Technology Systems, Inc. ("Strategic"). As a result of the GTD Sale, the Company's management and financial resources will focus solely on the development, production and manufacturing of software for the pharmaceutical and medical devices manufacturing industries and on the enhancement of marketing and sales efforts to address the potential market for its global computerized manufacturing execution system. As a result of the GTD Sale and the shift in focus of the business, the Company is expected to experience a decrease in revenues for the next year.

         The shift in focus of the business has and will continue to involve the establishment of strategic marketing relationships and the addition of marketing and technological personnel for the Company's commercial software products. If the Company experiences significant growth, it may be required to hire, train and manage additional qualified personnel in the areas in which the Company does not have significant experience and may be required to implement improvements to its operations, financial and management systems. In the event that the Company is unable to attract and manage such additional personnel or to successfully implement such improvements, its business, results of operations and financial condition could be materially adversely affected.*

Dependence on Products

         The Company's potential for long-term growth and profitability depends on the success of its PHARMASYST(R) and PHARM2(TM) (an advanced version of PHARMASYST(R)) products. The Company has devoted substantial resources to the development of PHARMASYST(R) software, including $1.3 million that was capitalized and will be amortized by June 1999 and $6.8 million that was capitalized through October 31, 1997, for PHARM2(TM) and will be amortized by June 1999.

         The Company has delivered eight PHARMASYST(R) and PHARM2(TM) applications. The installation of a manufacturing execution system in a manufacturing facility is a complex process involving integration with existing hardware platforms, operating systems and other existing systems. Once a system is installed, it must undergo testing to ensure it operates and performs as defined and required and can undergo extended periods of modifications and corrections to meet customer requirements, some of which may be at the Company's expense. Such expenses adversely affect the Company's operating statement proportional to the degree of difficulty in meeting customer requirements. Current versions of PHARMASYST(R) and PHARM2(TM) may require extensive field support because of their relative newness. While no assurances can be given, the Company expects that this cost will be reduced with more field experience.

         The manufacturing process, of which a computerized manufacturing execution system is a component, must undergo further testing for validation in accordance with defined procedures. Two of the Company's PHARMASYST(R) installations have been validated by the Company's customers. One additional PHARMASYST(R) product and one additional PHARM2(TM) product are believed to have completed the testing necessary for validation but have not been formally declared validated by the customers and no assurance can be given that such validation will be formalized. Although the Company expects its products to be validated, the Company cannot control customer procedures and validation cannot be assured. The success of PHARMASYST(R) and PHARM2(TM) will depend on the Company's ability to integrate PHARMASYST(R) and PHARM2(TM) into other manufacturing facilities and the customer's ability to validate its manufacturing process. The Company's success will also depend on its ability to establish strategic relationships with leading systems integrators and other marketing efforts. There can be no assurance that PHARMASYST(R) or PHARM2(TM) will achieve market acceptance. Failure of PHARMASYST(R) or PHARM2(TM) to achieve market acceptance would have a material adverse effect on the Company's business, results of operations and financial condition.*

         The Company is focusing its PHARMASYST(R)-related efforts on developing and marketing PHARM2(TM), the advanced version of PHARMASYST(R). While the Company has delivered eight PHARMASYST(R) and PHARM2(TM) applications, additional testing is required to make further releases to complete the desired functionality. The Company is late on ten contracts relative to the installation of PHARM2(TM), and with the passage of time, may become late on additional contracts and may be required to pay penalty charges. The Company's customers have the right to cancel contracts in the event the Company fails to perform. Should the Company be unable successfully to complete the testing of PHARM2(TM), or if existing or future customers cancel outstanding contracts, the Company's business, results of operations and financial condition would be materially adversely affected.*

Liquidity

         During the year ended October 31, 1997, the Company used $12.8 million of cash in its continuing operations. The use of cash for continuing operations was due primarily to the Company's net loss of $16.0 million and the costs of capitalizing the development of its manufacturing execution systems software.

         Net cash provided from financing activities during the year ended December 31, 1997 was attributable to the exercise of options and warrants for the purchase of the Company's Class A Common Stock and convertible securities and Class A Common Stock purchase warrants on May 31, 1997. The total cash received from financing activities in fiscal 1997 was $7,486,000. At October 31, 1997, the Company's cash and other liquid assets were $1,502,000.

         On May 1, 1997, the Company entered into an agreement whereby it became a minority owner of a limited liability company (the "LLC"). Under the terms of the agreement, the Company made a capital contribution to the LLC of its rights to its uPACS(TM) technology, which is a system for archiving ultrasound images with networking, communication and off-line measurement capabilities. In exchange for such capital contribution, the Company received a 9% interest in the LLC. An outside investor made an initial capital contribution of $2 million and a subsequent capital contribution of $1 million, in return for a 91% interest in the LLC. The Company believes that the funds available under the LLC will be sufficient to fund operations in connection with uPACS(TM) through January 1999.* In connection with the formation of the LLC, the Company entered into a Services and License Agreement whereby the Company has agreed to complete the development of the uPACS(TM) technology and undertake to market, sell and distribute systems using the uPACS(TM) technology. The LLC will pay the Company its expenses in connection with such services and remit to the LLC royalties in connection with the sale of systems using the uPACS(TM) technology. At such time as the LLC has distributed to the outside investor an aggregate amount equal to $4.5 million of its net cash flow, the Company would become a 63% owner of the LLC and the outside investor will own a 37% interest in the LLC. There can be no assurance that uPACS(TM) will be successful or that the LLC will operate profitably or that funds under the LLC will be sufficient for further development and marketing of uPACS(TM). The Company cannot predict if or when uPACS(TM) sales will commence in its updated versions. There is intense competition in this market and the Company has not established its market position. The Company anticipates difficulty in achieving such sales until further product development is completed and market tested.*

         On May 30, 1997, the Company sold 55 units ("Units") at $100,000 per Unit, for an aggregate of $5,500,000, to two accredited purchasers ("Purchasers") in a private offering (the "Offering"). Each Unit consisted of
(i) a convertible debenture ("Convertible Debenture") in the principal amount of $100,000 convertible into shares of the Company's Class A Common Stock, and (ii) a warrant to acquire 1,800 shares of Class A Common Stock. The number of shares of Class A Common Stock issuable upon conversion of the Convertible Debentures is variable. The number of shares will be calculated at the time of conversion and will be the lesser of (i) the product obtained by multiplying (x) the lesser of the average of the closing bid prices for the Class A Common Stock for the
(A) five or (B) thirty consecutive trading days ending on the trading day immediately preceding the date of determination by (y) a conversion percentage equal to 95% with respect to any conversions occurring prior to February 24, 1998, and 92% with respect to any conversions occurring on or after February 24, 1998, and (ii) $13.50 with respect to any conversions occurring prior to May 30, 1998, or (y) $14.00 with respect to any conversions occurring on or after May 30, 1998. These prices were subsequently revised to $13.05 and $13.53 pursuant to an agreement between the holders and the Company in consideration of the holders' willingness to grant the Company a waiver to sell the GTD. The Convertible Debentures were not convertible prior to December 16, 1997. From December 16, 1997 until February 23, 1998 one-half of the Convertible Debentures may be converted and after February 23, 1998, the Convertible Debentures are fully convertible. The warrants may be exercised at any time through May 30, 2002 at an exercise price of $12.26 per share. The Company received net proceeds of approximately $4,950,000 from the sale of the Units after deduction of fees and expenses related to the Offering.

         In July 1997 the Company retained Cowen & Co. as its financial advisor to assist with the financial and investment banking-related aspects of the Company's ongoing business plan.

         On December 31, 1997, the Company completed the second of a two-phase private financing pursuant to which it sold to a limited number of institutional investors an aggregate of $19 million of Series A Preferred Shares with accompanying Common Stock purchase warrants. The terms of the securities issued in connection with this transaction and other material information related thereto is contained in Base Ten's Current Reports on Form 8-K filed on December 18, 1997, and January 9, 1998 which are incorporated herein by reference.

         The Company believes that cash generated by its operations and existing capital resources, the funds available from the LLC, and the net proceeds from the sale of the Series A Preferred Shares will be sufficient to fund its operations through fiscal year end 1998. The Company is relying, however, on the continued successful development and marketing of its leading product, PHARM2(TM), to stimulate new orders and permit the delivery of existing orders. If the Company should not receive the currently anticipated orders at the time and in the amounts planned during fiscal 1998, the Company may need to reduce its operating costs or seek additional funding. The effect of cost reductions could have an adverse effect on the Company's ability to market, develop, and implement its products with the result that the Company would continue to incur losses.* Further, there is no assurance regarding whether or on what terms any additional funding would be available to the Company.

Fluctuations in Quarterly Operating Results

         Revenues and operating results have been, and are anticipated to continue to be, subject to significant quarterly fluctuations. If, as a result of such fluctuations, the Company's operating results in a quarter are below the expectations of the investment community, the price of the Company's Class A Common Stock could be materially and adversely affected. Factors that could cause such fluctuations include changes in customer capital and resource commitments; late delivery or delayed installation of its products and consequent penalty charges, the introduction or development of new products or product improvements by the Company or its competitors; FDA regulatory requirements; timing of bookings and revenue recognition from percent completion of customization and other services; and changes in operating expenses. In addition, the Company includes in its backlog approximately $1.6 million of signed license agreements for which funding is scheduled to be released before June 1998, although no assurances can be given that such releases will occur. The timing of revenues from manufacturing execution systems can be affected by such factors as long sales cycles and delays in customer authorization procedures and unplanned variations in the development of software and the consequent variation in revenue recognized on the percent completion method. In the second quarter of fiscal 1996, the Company determined that its PHARM2(TM) product had recently become standardized. Since most orders for this product did not meet the criteria for long-term contract accounting, the Company determined that it should recognize revenues from product orders on delivery of standard product and account for customization and integration to other systems on a percent completion basis.*

Limited Commercial Marketing Experience; Reliance on Third Party Distribution Assistance

         The Company has limited experience selling products in commercial markets and intends to rely on an internal sales force and strategic marketing relationships. The Company has a limited number of sales people and is attempting to expand its sales force. There can be no assurance that the Company will be able to identify and hire additional qualified sales people. The Company also intends to rely on strategic relationships with system integrators and suppliers of manufacturing automation systems and equipment. The Company has entered into a limited number of such relationships. To date, no revenues have been generated from these relationships and it may take further product improvement of PHARM2(TM) to make such relationships effective. Many of these strategic partners have similar relationships with certain competitors of the Company or may offer competing products. There can be no assurance that the Company will be successful in establishing an internal sales force or such relationships, that any of these third parties will not give higher priority to competing products or that any such third parties will be successful in selling the Company's products.*

Technical Obsolescence; Changing Requirements for Manufacturing Execution
Software

         The markets in which the Company competes are characterized by rapid technological change. Third party software suppliers such as Microsoft and Oracle may refuse to support software required by the Company for some of its customers and the Company may have to undergo design changes at its own expense to accommodate changes in third party software. Such changes can result in significant costs to the Company which cannot be passed on to its customers. Competitors may develop and market products embodying new technologies that can render the Company's existing products obsolete and unmarketable. The market for manufacturing execution software is subject to changes in customer requirements arising out of, among other things, changes in manufacturing processes, management information systems, manufacturing resource planning systems and regulatory requirements. The Company's ability to market PHARMASYST(R) and any similar future products successfully will depend in part on its ability to update and improve those products to address technological and regulatory developments. Any failure by the Company to anticipate or respond adequately to such developments, or any significant delays in product improvements or introductions could result in a loss of competitiveness and could have a material adverse effect on the Company's business, results of operations, and financial condition. There can be no assurance that the Company will be successful in developing such improvements.*

Competition

         The markets in which the Company competes are intensely competitive. The Company believes competition in the manufacturing execution system (MES) software market is likely to increase substantially. A number of companies offering products for discrete manufacturers have announced plans to introduce products designed for process manufacturers. Some companies that offer host-based systems have begun to offer or have announced plans to introduce client/server-based systems for process manufacturers and to increase the number of hardware platforms on which their software operates. Companies addressing complementary customer needs may develop or acquire technology to compete. Competitors may merge or establish cooperative relationships with each other or with third parties to increase their ability to address the needs of the Company's prospective customers. Many of the Company's competitors are larger and more established and may be able to respond more quickly than the Company to new or emerging technologies, changes in customer requirements, or regulatory changes, or to devote greater resources to developing, promoting and marketing their products than can the Company. Increased competition could result in price reductions, reductions in gross margins and loss of market share, any of which could materially and adversely affect the Company's business, results of operations and financial condition. There can be no assurance that the Company will compete successfully with existing or new competitors or that competitive pressures will not materially and adversely affect the Company's business, results of operations, and financial condition.*

Change in Management

         The Company recently experienced significant changes in its management structure. The Company's founder, Mr. Myles M. Kranzler, retired as Chief Executive Officer and President of the Company effective November 1, 1997, and resigned as Chairman and director effective December 31, 1997. Mr. Kranzler agreed to act as a consultant to the Company for a period of one year commencing November 1, 1997, pursuant to the terms of a consulting agreement with the Company. Mr. Kranzler's retirement was voluntary and did not reflect a dispute or disagreement with the Company, its management or its policies. Mr. Thomas E. Gardner was appointed Co-Chairman, Chief Executive Officer and President of the Company following Mr. Kranzler's respective resignations. Prior to joining the Company, Mr. Gardner held senior management positions with Johnson & Johnson, Dun and Bradstreet, Simon and Schuster, and most recently acted as Chief Executive Officer and President of Access Systems, Inc. Mr. Alexander Adelson, formerly serving as Vice Chairman and currently a consultant to the Company with respect to investor relations and financing, currently serves as Co-Chairman of the Company with Mr. Gardner. The Company's current management does not have the same level of experience in designing, developing and manufacturing execution software solutions for the pharmaceutical and medical device manufacturing industries as did prior management.


Possible Delisting of Class B Common Stock

         The Company has been notified by The NASDAQ SmallCap Market ("NASDAQ") that, with respect to the Class B Common Stock, the Company does not meet the requirement for the number of holders. The Company submitted a compliance plan to the NASD which is being considered at a hearing before a panel authorized by the NASD Board of Governors, however, there can be no assurance that actions which may be required by the NASD will be approved by the Board of Directors or, if required, the shareholders of the Company. Should the Company fail to satisfy the shareholders requirement, or other NASDAQ SmallCap maintenance criteria for listing for the Class B Common Stock, the Class B Common Stock may be delisted from the NASDAQ SmallCap. In such event, trading of the Class B Common Stock would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" of the NASD's "Electronic Bulletin Board." As a consequence of such delisting, a holder of Class B Common Stock would likely find it more difficult to dispose of, or to obtain quotations as to the price of the Class B Common Stock. The Company does not know the effect, if any, any such delisting may have upon the Class A Common Stock, except that any such delisting may prompt the holders of shares of Class B Common Stock (which is convertible into Class A Common Stock) to convert such shares into shares of Class A Common Stock, which will result in dilution to the holders of the Class A Common Stock and further concentrate the power to elect 75% of the Board of Directors in the remaining holders of Class B Common Stock. In addition, the compliance plan of the Company, when implemented, may cause dilution to the holders of the Class A Common Stock.

Product Defects; Product Liability

         The Company's products are designed for use in applications in which errors or failures could have catastrophic results. Pharmaceutical manufacturing customers will rely on PHARMASYST(R) products for, among other things, quality control and compliance with FDA-regulated current Good Manufacturing Practice
(cGMP) and other regulatory requirements. A claim may be made that a defect in a PHARMASYST(R) product failed to prevent defects in pharmaceutical products that injured consumers. Certain other products of the Company are involved in critical health care decision-making processes. The Company maintains product liability insurance of $5.0 million for commercial products and $3.0 million for defense-related products that were produced prior to the sale of the Government Technology Division on December 31, 1997, which insurance is subject to certain deductibles and exclusions. There can be no assurance that the Company's existing insurance would be adequate to cover any claims arising out of alleged defects or that the Company will be able to obtain and maintain adequate insurance coverage in the future.*

Reliance on Single Sources of Supply and Continued Support for Certain Software

         The Company relies on single sources of supply for certain software, such as Microsoft and Oracle, and the continued support for certain software, such as that provided by Microsoft and Oracle. There can be no assurance that the Company would be able to locate acceptable alternative sources of supply on favorable terms or on a timely basis, if any of such single sources were to become unable to support the Company's requirements. If any of the continued support for certain software were to become unavailable to the Company from the single sources of supply, there can be no assurance that the Company would be able to redesign its products so that they are compatable with the continued support then offered by the single sources of supply. The Company could experience production delays and increased costs if any such single sources were to fail to satisfy the Company's requirements or if any such single sources discontinued support for certain software and the Company were unable to make acceptable alternative arrangements on a timely basis. Such delays could have a material adverse effect on the Company's business, results of operations and financial condition.*

Proprietary Rights

         The Company attempts to protect its proprietary technology with a combination of copyrights, trademarks, patents, and reliance on trade secret law and contractual arrangements. Existing copyright and trade secret laws afford only limited practical protection and customer access to source codes may increase the possibility of misappropriation or other misuse of the Company's software. The laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the U.S. There can be no assurance that the Company's precautions will be adequate to prevent others from obtaining information the Company considers proprietary and important to its competitive position or that others will not independently develop similar technologies. While the Company does not believe any of its products infringe the rights of any third parties, there can be no assurance that third parties will not assert claims of infringement against the Company, that any such assertion will not result in costly litigation or require the Company to obtain licenses to intellectual property rights, or that such licenses will be available on reasonable terms, if at all.*

Dependence on Key Personnel

         The Company believes its success will depend in large part upon its ability to attract and retain highly skilled technical, managerial and sales and marketing personnel, and to retain its personnel with process manufacturing expertise. Competition for such personnel is intense and the services of qualified personnel are difficult to obtain or replace. The Company has from time to time experienced difficulty in locating candidates with appropriate qualifications. In particular, the Company has encountered difficulties in hiring sufficient numbers of technical service personnel. There can be no assurance that the Company will be successful in attracting and retaining the personnel required to develop, market, service and support its products and conduct its operations successfully.* The Company relies upon its Chief Executive Officer and Co-Chairman, Thomas E. Gardner, the loss of whom, in the absence of a suitable replacement, could have a material adverse effect on the Company.

Foreign Trade and Currency Exchange Related Risks

         A portion of the Company's revenues is derived from foreign customers and is subject to disruption by political and economic conditions abroad. Currency exchange fluctuations could increase the price of the Company's products to foreign customers or decrease the price of competing foreign products to U.S. customers.*

         The Company has a facility in the United Kingdom that relies on stable values of the pound Sterling. Variations in the value of the pound could affect the Company's costs either positively or negatively. The Company spends approximately $2.0 million, or 1.2 million pounds Sterling, annually at the current exchange rate.

         The Company has contracts in the United Kingdom of approximately $1.8 million annually which, except for ancillary services, are denominated in U.S. dollars and are unaffected by the exchange rates. All other Company contracts are denominated in U.S. dollars. The Company does not currently engage in any hedging transactions.

Control by Holders of Class B Common Stock

         Holders of the Company's Class B Common Stock, of which approximately 38% is owned by current or former officers and directors of the Company, including Mr. Kranzler and members of his family, are entitled to elect 75% of the members of the Company's Board of Directors. In addition, holders of Class B Common Stock are entitled to cast one vote per share of such stock, compared to one-tenth of one vote per share of Class A Common Stock, on all matters submitted to the Company's stockholders other than the election of directors. This would entitle holders of Class B Common Stock to 38% of the Company's outstanding combined voting power as of the date of this Prospectus in matters other than the election of directors. See "Description of Capital Stock."

Absence of Dividends

         The Company has not paid dividends on its Class A Common Stock or its Class B Common Stock since 1985 and presently intends to retain any future earnings for reinvestment in its businesses for the foreseeable future. In addition, the Company has agreed with the holders of Convertible Debentures issued in connection with the Company's May 1997 private offering not to redeem, or declare or pay any cash distribution or dividend on, any capital stock so long as any holder beneficially owns at least 10% of the original aggregate principal amount or face amount of the Convertible Debentures. This condition has been partially waived by the holders of the Convertible Debentures to permit the Company to pay dividends on its Series A Preferred Shares under certain conditions that require the payment of dividends.

Regulation

         The Company's PHARM2(TM) and PHARMASYST(R) products do not require FDA clearance at this time although the Company anticipates that such approval may be required in the future. Should such approval be required and the Company is unable to obtain such approval or should such approval be delayed, the Company would suffer material adverse effects to its business.

         Other products the Company has developed are considered, and the archiving software for ultrasound images that the Company intends to develop will be considered, "medical devices" under FDA regulations. Before such products may be marketed in the U.S., they could require FDA clearance of a pre-market notification application ("510(k) clearance") or FDA clearance of a pre-market approval application ("PMA"). Obtaining such clearance can take substantial time and can require substantial expenditures. Many other countries regulate the manufacture, marketing and use of medical devices in ways similar to the U.S. There can be no assurance that the Company will be able to obtain required clearances for any products it develops on a timely or cost-effective basis, if at all.

         Should government policy dictate that the Company's products are of a sensitive technological character in which the best interests of the United States will be served by prohibiting their export, the Company could suffer a serious and immediate loss of business.

Effect of Actual or Potential Future Conversions Below Market Price

         The Series A Preferred Shares, as well as the Company's outstanding Convertible Debentures and the Class B Common Stock, are convertible at any time or from time to time, into shares of Class A Common Stock, and the Series A Preferred Shares and Convertible Debentures are convertible at per share conversion prices that may be substantially below the then current market price of the Class A Common Stock. In addition, because the pricing formula for purposes of measuring the conversion price of the Series A Preferred Shares is referenced to a short period selected by the holder who intends to convert from within a longer pre-conversion period, the actual conversion price may be lower than either or both of the average market price of the Class A Common Stock over the longer pre-conversion period and the market price of the Class A Common Stock on the date of conversion. The potential issuance of Class A Common Stock upon the conversion of the Series A Preferred Shares at conversion prices that may be significantly lower than then current market prices may have a depressive effect on the market price of, and reduce trading activity in, the Class A Common Stock. See "Description of Capital Stock - Preferred Stock."

Dilution

         If all the Series A Preferred Shares, Convertible Debentures and Class B Common Stock were converted into the maximum number of shares of Class A Common Stock, the number of shares of Class A Common Stock outstanding would increase by approximately 64.5% and the existing holders of Class A Common Stock would incur significant dilution in their ownership interests and proportionate voting power. Moreover, as the holders of Class B Common Stock have the right to elect 75% of the Directors of the Company, conversion of Class B Common Stock into Class A Common Stock could reduce the number of holders of Class B Common Stock, thereby further concentrating control of the Company's Board of Directors in the hands of fewer persons.

                              SELLING STOCKHOLDERS

         The following table sets forth (i) the names of the Selling Stockholders, (ii) to the best of the Company's knowledge, the total number of shares of Class A Common Stock owned beneficially by the Selling Stockholders as of the date of this Prospectus, (iii) the number of Shares to be offered for the account of the Selling Stockholders in this offering and (iv) to the best of the Company's knowledge, the number of shares and percentage of Class A Common Stock to be owned beneficially by the Selling Stockholders after giving effect to this offering assuming such Selling Stockholders sell their shares set forth under "Shares to be Offered."


                                                                        Shares Beneficially Owned
                                                 Shares Beneficially                                 Shares Beneficially
                                                Owned Before Offering         Shares to              Owned After Offering
Name                                                  Number                  be Offered            Number       Percentage(1)
----                                                  ------                  ----------            ------       ----------
JMG Capital Partners, L.P. (2)(7)                     111,842                  111,842               -0-          -0-
Triton Capital Investments,Ltd.(2)(7)                 111,842                  111,842               -0-          -0-
RGC International Investors, LDC(3)(7)              1,701,043                  894,737             806,306        4.9%
Shepherd Investment International, Ltd. (4)(7)        782,895                  782,895               -0-          -0-
Stark International(4)(7)                             782,895                  782,895               -0-          -0-
Societe Generale(5)(7)                              1,118,421                1,118,421               -0-          -0-
Elara Ltd.(6)(7)                                      223,684                  223,684               -0-          -0-
Keyway Investment, Inc. (6)(7)                        223,684                  223,684               -0-          -0-
Cowen & Co. (8)(9)                                     43,893                   43,893               -0-          -0-
Harlan Kleiman(9)                                      37,860                   37,860               -0-          -0-
Robert Shacter (9))                                    12,233                   12,233               -0-          -0-
Steven Lamar(9)                                         5,626                    5,626               -0-          -0-
Thomas Griesel(9)                                       1,688                    1,688               -0-          -0-
Strategic Growth International(10)                    500,000                  350,000             150,000        1.9%
Alexander M. Adelson(11)                              562,916                  167,500             395,416          5%
David Batten(12)                                       38,900                   20,000              18,900        -0-
Alan S. Poole(13)                                      20,000                   10,000              10,000        -0-
Ramsey/Beirne Assoc., Inc.(14)                         11,100                   11,100               -0-          -0-
Promethean Investment Group LLC(15)                    30,000                   30,000               -0-          -0-
Kris Adriaenssens(16)                                   3,000                    3,000               -0-          -0-
         TOTAL                                      6,323,522                4,942,900

----------------

*Represents  less  than 1% of the  total  outstanding  shares  of Class A Common
Stock.

(1) Based on a total of 7,828,818 shares of Class A Common Stock outstanding on December 31, 1997.

(2) Represents (i) 91,842 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Shares and (ii) 20,000 shares of Class A Common Stock issuable upon exercise of the Preferred Share Warrants.

(3) Represents (i) 734,737 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Shares, (ii) 160,000 shares of Class A Common Stock issuable upon exercise of the Preferred Share Warrants, and
    (iii) 806,306 shares of Class A Common Stock issuable upon exercise of convertible debentures (the "Convertible Debentures") and warrants to purchase Class A Common Stock which are not being offered hereby. Pursuant to the terms of the Convertible Debentures the Selling Stockholder is not entitled to receive shares of Class A Common Stock upon conversion of the Convertible Debentures to the extent that the sum of (i) the number of shares of Class A Common Stock beneficially owned by the Selling Stockholder and its affiliates (exclusive of shares of Class A Common Stock issuable upon conversion of the unconverted portion of the Selling Stockholder's Convertible Debentures and shares of Class A Common Stock issuable upon conversion or exercise of any other securities of the Company) and (ii) the number of shares of Class A Common Stock issuable upon conversion of the Convertible Debentures then being converted, would result in beneficial ownership by the Selling Stockholder and its affiliates of more than 4.9% of the outstanding Class A Common Stock.

(4) Represents (i) 642,895 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Shares and (ii) 140,000 shares of Class A Common Stock issuable upon exercise of the Preferred Share Warrants.

(5) Represents (i) 918,421 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Shares and (ii) 200,000 shares of Class A Common Stock issuable upon exercise of the Preferred Share Warrants.

(6) Represents (i) 183,684 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Shares and (ii) 40,000 shares of Class A Common Stock issuable upon exercise of the Preferred Share Warrants.

(7) Includes a portion of 450,000 shares of Class A Common Stock issuable pursuant to anti-dilution provisions of the Series A Preferred Shares and adjustments to the conversion price of the Series A Preferred Shares, which shares have been prorated among the identified Selling Stockholders. Pursuant to the terms of the Series A Preferred Shares, no holder of Series A Preferred Shares is entitled to receive shares of Class A Common Stock upon conversion of the holder's Series A Preferred Shares to the extent that the sum of (i) the number of shares of Class A Common Stock beneficially owned by the Selling Stockholder and its affiliates (exclusive of shares of Class A Common Stock issuable upon conversion of the unconverted portion of the Selling Stockholder's Series A Preferred Shares and shares of Class A Common Stock issuable upon conversion or exercise of any other securities of the Company) and (ii) the number of shares of Class A Common Stock issuable upon conversion of the Series A Preferred Shares then being converted, would result in beneficial ownership by the Selling Stockholder and its affiliates of more than 4.9% of the outstanding Class A Common Stock.

(8) The Selling Stockholder was retained by the Company in 1997 to provide financial advisory services to the Company.

(9) Represents shares of Class A Common Stock issuable upon exercise of Related Warrants at an exercise price of $15.625 per share. The Selling Stockholders acted as placement agents to the Company in connection with the sales of the Series A Preferred Shares.

(10)The Selling Stockholder was retained by the Company in 1997 to provide financial advisory and consulting services to the Company. Represents (i) 74,000 shares of Class A Common Stock issuable upon exercise of Related Warrants at an exercise price of $12.50 per share, (ii) 76,000 shares of Class A Common Stock issuable upon exercise of Related Warrants at an exercise price of $10.312 per share, (iii) 150,000 shares of Class A Common Stock issuable upon exercise of Services Warrants/Options at an exercise price of $10.125 per share, (iv) 50,000 shares of Class A Common Stock issuable upon exercise of Services Warrants/Options at an exercise price of $9.875 per share and (v) 150,000 warrants to purchase Class A Common Stock which are not being offered hereby.

(11)The Selling Stockholder serves as Co-Chairman of the Board of Directors and a director of the Company and has served as a director of the Company since 1992. Since 1992, the Selling Stockholder has been providing consulting services to the Company under a consulting agreement with the Company. Includes (i) 46,875 shares of Class A Common Stock issuable upon exercise of Related Warrants at an exercise price of $12.50 per share, (ii) 48,125 shares of Class A Common Stock issuable upon exercise of Related Warrants at an exercise price of $10.312 per share, (iii) 27,500 shares of Class A Common Stock issuable upon exercise of Services Warrants/Options, at an exercise price of $10.125 per share, issued to the Selling Stockholder on May 30, 1997 for consulting services rendered in connection with certain financing activities, and (iv) 45,000 shares of Class A Common Stock issuable upon exercise of Services Warrants/Options, at an exercise price of $10.00 per share, issued to the Selling Stockholder on June 9, 1997 for consulting services rendered, all of which Related Warrants and Services Warrants/Options are subject to approval of the Company's shareholders and will be submitted for shareholder approval at the 1998 Annual Meeting of Shareholders. Also includes 72,416 shares of Class A Common Stock and warrants to purchaser 323,000 shares of Class A Common Stock which are not being offered hereby.

(12)The Selling Stockholder currently serves, and since 1997 has served, as a director of the Company. Includes (i) 10,000 shares of Class A Common Stock issuable upon exercise of Services Warrants/Options, at an exercise price of $10.375 per share, issued to the Selling Stockholder on April 29, 1997 for services rendered in the Selling Stockholder's capacity as a director, and
    (ii) 10,000 shares of Class A Common Stock issuable upon exercise of Services Warrants/Options, at an exercise price of $10.875 per share, issued to the Selling Stockholder on October 13, 1997 for services rendered in the Selling Stockholder's capacity as a director. All of the Selling
    Stockholder's Services Warrants/Options are subject to approval of the Company's shareholders and will be submitted for shareholder approval at the 1998 Annual Meeting of Shareholders. Also includes 18,900 shares of Class A Common Stock which are not being offered hereby.

(13)The Selling Stockholder serves as a director of the Company and has served in such position since 1994. Includes 10,000 shares of Class A Common Stock issuable upon exercise of Services Warrants/Options, at an exercise price of $10.875 per share, issued to the Selling Stockholder on October 13, 1997 for services rendered in the Selling Stockholder's capacity as a director. All of the Selling Stockholder's Services Warrants/Options are subject to approval of the Company's shareholders and will be submitted for shareholder approval at the 1998 Annual Meeting of Shareholders.

(14)Represents 11,100 shares of Class A Common Stock issuable upon exercise of Services Warrants/Options, at an exercise price of $10.00 per share, issued to the Selling Stockholder on June 10, 1997 for executive search services rendered.

(15)Represents 30,000 shares of Class A Common Stock issuable upon exercise of Services Warrants/Options, at an exercise price of $18.00 per share, issued to the Selling Stockholder on October 22, 1997 pursuant to contractual obligations related to certain financing opportunity break-up fees.

(16)Represents 3,000 shares of Class A Common Stock issuable upon exercise of Services Warrants/Options, at an exercise price of $10.375 per share, issued to the Selling Stockholder on April 29, 1997 for consulting services rendered.

         The information set forth in the foregoing table was provided to the Company by the Selling Stockholders. The Company agreed to register the Shares for the account of the Selling Stockholders and has filed with the SEC under the Securities Act a Registration Statement on Form S-3 of which this Prospectus is a part, covering the resale of the Shares from time to time.


                                 USE OF PROCEEDS

         None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by the Company. The Company will, however, receive the exercise price upon exercise of the Preferred Share Warrants, the Related Warrants and the Services Warrants/Options. Should any Preferred Share Warrants, Related Warrants and Services Warrants/Options be exercised, any proceeds derived therefrom will be used by the Company for working capital.


                              PLAN OF DISTRIBUTION

         The Shares being offered hereunder by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest, will be offered from time to time in open market transactions, negotiated transactions, principal transactions or by a combination of these methods of sale. The Selling Stockholders may effect these transactions by selling Shares in ordinary brokerage transactions, which may include long or short sales, in transactions which involve cross or block trades or any other transactions permitted by NASDAQ-NMS, through sales to one or more dealers for resale of the Shares as principals, in privately negotiated transactions, through the writing or exercise of options on the Shares (whether such options are listed on an exchange or otherwise) or by a combination of such methods of sale, at fixed prices that may be changed, at market prices or at negotiated prices. The Shares may also be sold pursuant to Rule 144 under the 1933 Act. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or purchasers for whom the broker-dealers may act as agent or to whom they sell as principal or both. Compensation paid to a particular broker-dealer might be in excess of customary commissions. The Selling Stockholders and broker-dealers participating in the sale of Shares may be deemed to be underwriters, and any profit on the sale of Shares or compensation received by them may be deemed to be underwriting compensation under the Securities Act.

         The Company has agreed with the Selling Stockholders, among other things, (i) to bear all expenses (other than underwriting discounts and selling commissions, and fees and expenses of counsel and other advisers to the Selling Stockholders) in connection with the registration and sale of the Shares being offered by the Selling Stockholders and (ii) to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act, as an underwriter or otherwise.

                          DESCRIPTION OF CAPITAL STOCK

General.
         The authorized capital stock of Base Ten consists of 22,000,000 shares of Class A Common Stock, 2,000,000 shares of Class B Common Stock and 1,000,000 shares of Preferred Stock, all of which have a par value of $1.00 per share. Base Ten has designated 19,000 shares of the Preferred Stock as Series A Preferred Stock.


Common Stock

         Dividends. Both classes of Base Ten's Common Stock have identical cash and property dividend rights except that no cash or property dividend may be paid on the Class B Common Stock unless a dividend at least equal in amount is paid concurrently on the Class A Common Stock. Cash or property dividends can be declared and paid on the Class A Common Stock without being declared and paid on the Class B Common Stock.

         If a dividend is paid in shares of Class A Common Stock or Class B Common Stock, shares of Class A Common Stock may be paid to holders of shares of Class A Common Stock and shares of Class B Common Stock may be paid to holders of shares of Class B Common Stock. The same number of shares is to be paid in respect of each outstanding share of Class A Common Stock or Class B Common Stock. Base Ten may not subdivide or combine shares of either class without, at the same time proportionately subdividing or combining shares of the other class.

         Voting Rights. Holders of Class A Common Stock are entitled to elect 25% of the members of the Board of Directors (rounded to the next highest whole number) so long as the number of outstanding shares of Class A Common Stock is at least 10% of the number of outstanding shares of both classes. Currently, the holders of Class A Common Stock are entitled, as a class, to elect two directors of Base Ten, and the holders of the Class B Common Stock are entitled, as a class, to elect the remaining four directors. As a result of this provision, the holders of a majority of the Class B Common Stock can elect a majority of the directors and thereby control Base Ten, regardless of the number of shares of Class B Common Stock outstanding from time to time. Directors may be removed, only for cause, by the holders of the class of common stock which elected them.

         Except for the election or removal of directors as described above and except for class votes as required by law or Base Ten's Restated Certificate of Incorporation, holders of both classes of common stock vote or consent as a single class on all matters, with each share of Class A Common Stock having one-tenth vote per share and each share of Class B Common Stock having one vote per share. See "Preferred Stock."

         The outstanding shares of the Class A Common Stock currently represents approximately 94% of the total number of shares of both classes of common stock outstanding. If the number of outstanding shares of Class A Common Stock should become less than 10% of the total number of shares of both classes of common stock outstanding, the holders of Class A Common Stock would not have the right to elect 25% of the Board of Directors, but would have one-tenth vote per share for all directors, and the holders of Class B Common Stock would have one vote per share for all directors.

         Conversion. At the option of the holder of record, each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. Conversion of a significant number of shares of Class B Common Stock into Class A Common Stock could put control of the Board of Directors into the hands of the holders of a relatively small equity interest in Base Ten who continue to hold the Class B Common Stock. The Class A Common Stock is not convertible.

         Other Rights. Shareholders of Base Ten common stock have no preemptive or other rights to subscribe for additional shares. On liquidation, dissolution or winding up of Base Ten, all shareholders of common stock, regardless of class, are entitled to share ratably in any assets available for distribution. No shares of either class are subject to redemption. All outstanding shares are fully paid and non-assessable.

         Transfer Agent. The transfer agent and registrar for shares of the Class A Common Stock and Class B Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

Preferred Stock

General. Base Ten's Board of Directors is empowered to fix the designations, powers, preferences and relative, participating, optional or other special rights of the Preferred Stock and the qualifications, limitations or restrictions of those preferences or rights. The voting rights of the Class B Common Stock described above are subject to voting rights that may be granted in connection with the creation of any series of Preferred Stock. However, no issue of Preferred Stock may change the ratio of one-tenth of a vote for each share of Class A Common Stock to one vote for each share of Class B Common Stock described above.

Series A Preferred Stock. As of December 31, 1997, the Company had issued 19,000 shares of Series A Preferred Shares. Holders of Series A Preferred Shares have the following rights, privileges and preferences:

         Term; Dividends and Illiquidity Payments. The Series A Preferred Shares have a term of three years and pay a cumulative dividend of 8.0% per annum during any quarter in which the closing bid price for the Class A Common Stock is less than $8.00 for any 10 consecutive trading days. An equivalent payment is payable to any holder of Series A Preferred Shares which is subject during any quarter to a standstill period (as described below) following a Base Ten underwritten public offering or which is non-convertible because of the limitations described below. Such dividends and payments are payable only prior to conversion, and payable in cash or additional Series A Preferred Shares at Base Ten's option; however, if Base Ten elects to pay the dividend in Series A Preferred Shares, the amount of such payment will be 125% of the cash amount due.

         Liquidation   Preference.   The  Series  A  Preferred   Shares  have  a
liquidation preference as to principal amount and any accrued and unpaid dividends.

         Conversion Rights. The Series A Preferred Shares are convertible at any time or from time to time into Class A Common Stock, at a conversion price equal to the lesser of (i) $16.25 per share, or (ii) the Weighted Average Price of the Class A Common Stock prior to the conversion date. Weighted Average Price is defined as the volume weighted average price of Class A Common Stock on NASDAQ (as reported by Bloomberg Financial Markets) over any two trading days in the 20 trading day period ending on the day prior to the date the holder gives notice of conversion (excluding the lowest closing bid price in the period). The holder has the right to select such two days. No more than 3,040,000 shares of Class A Common Stock shall be issued upon conversion of all of the Series A Preferred Shares, except for additional shares of Class A Common Stock issuable pursuant to anti-dilution provisions and certain adjustments to the conversion price in certain circumstances. Any Series A Preferred Shares remaining outstanding because of this limitation may be redeemed at the holder's option for a subordinated 8% promissory note maturing when the Series A Preferred Shares would have matured.

         Company Redemption Right. Base Ten has the right, at any time, to redeem all or any part of the outstanding Series A Preferred Shares or subordinated notes at 130% of their original purchase price.

         Mandatory Redemption on Maturity. Any Series A Preferred Shares or subordinated notes still outstanding three years after issuance must be redeemed in either cash or at Base Ten's option, in Class A Common Stock. If Base Ten elects to make the redemption in Class A Common Stock, the amount of such payment will be 125% of the original purchase price.

         Voting Rights. The holders of the Series A Preferred Shares have the same voting rights as the holders of Class A Common Stock, calculated as if all outstanding shares of Series A Preferred Shares had been converted into shares of Class A Common Stock on the record date for determination of shareholders entitled to vote on the matter presented.

         Warrants. For each $1 million of the Series A Preferred Shares purchased, the purchaser received five-year warrants to purchase 40,000 shares of Class A Common Stock exercisable at $16.25 per share.

         Right of First Refusal. So long as the Series A Preferred Shares remain outstanding, each holder has the right (with certain exceptions) to purchase, on five days notice, up to that portion of any future equity financing by Base Ten which would be sufficient to enable the holder to maintain its percentage interest in Base Ten equity on a fully diluted basis.

         Five Percent Limitation. The holders of the Series A Preferred Shares are not entitled to receive shares of Class A Common Stock upon a conversion to the extent that the sum of (i) the number of shares of Class A Common Stock beneficially owned by the holder and its affiliates (exclusive of shares of Class A Common Stock issuable upon conversion of the unconverted portion of the Series A Preferred Shares and shares of Class A Common Stock issuable upon conversion or exercise of any other securities of the Company) and (ii) the number of shares of Class A Common Stock issuable upon conversion of the Series A Preferred Shares then being converted, would result in beneficial ownership by the holder and its affiliates of more than 4.9% of the outstanding Class A Common Stock.

         Registration. Base Ten granted the holders of the Series A Preferred Shares mandatory registration rights with respect to the resale of the shares of Class A Common Stock underlying the Series A Preferred Shares (including any Series A Preferred Shares which may be issued as a dividend) and the shares of Class A Common Stock underlying the warrants issued to the holders of the Series A Preferred Shares. The Registration Statement of which this prospectus is a part (the "Registration Statement"), relates to the resale of such shares of Class A Common Stock. Pursuant to the terms of the registration rights agreement between Base Ten and the holders, the Registration Statement is to be effective no later than March 2, 1998. In the event the Registration Statement is not declared effective by the SEC by such date, Base Ten will be required to pay the holders of the Series A Preferred Shares an amount equal to 1 1/2% of the original purchase price of the Series A Preferred Shares for each month until the Registration Statement has been declared effective. The holders have agreed, if requested by a managing underwriter, to a 90-day standstill period following any underwritten Base Ten public offering during which period the holders may not sell the Class A Common Stock underlying both the Series A Preferred Shares and the warrants issued to the holders, but not in excess of two such standstills in any 18-month period. In the event a standstill period is effective, the maturity date of the Series A Preferred Shares would be extended by the duration of the standstill period.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.
SEC registration fee                                            $ 10,400*
NASDAQ fees and expenses                                        $ 17,500*
Blue sky fees and expenses                                      $  1,000*
Printing and engraving costs                                    $ 10,000*
Legal fees                                                      $ 35,000*
Accounting fees                                                 $ 25,000*
Miscellaneous                                                   $ 10,000*
Total                                                           $108,900*


* Estimated

Item 15. Indemnification of Officers and Directors

         Article 9 of Base Ten's Restated Certificate of Incorporation, as amended, provides as follows:

         Any present or future Director or Officer of the Corporation, and any present or future director or officer of any other corporation serving as such at the request of the Corporation, or the legal representative of any such Director or Officer, shall be indemnified by the Corporation against reasonable costs, expenses (exclusive of any amount paid to the Corporation in settlement) and counsel fees paid or incurred in connection with any action, suit or proceeding to which any such Director or Officer or his legal representative may be made a party by reason of his being or having been such Director or Officer; provided that, (1) said action, suit or proceeding shall be prosecuted against such Director or Officer or against his legal representative to final determination, and it shall not be finally adjudged in said action, suit or proceeding that he had been derelict in the performance of his duties as such Director or Officer, or (2) said action, suit or proceeding shall be settled or otherwise terminated as against such Director or Officer or his legal representative without a final determination on the merits and it shall be determined by a majority of the members of the Board of Directors who are not parties to said action, suit or proceeding, or by a person or persons specially appointed by the Board of Directors to determine the same that said Director or Officer has not in any substantial way been derelict in the performance of his duties as charged in such action, suit or proceeding. The foregoing right of indemnification shall not be exclusive of other rights to which such Director or Officer or legal representative may be entitled by law, and shall inure to the benefit of the heirs, executors or administrators of such Director or Officer.

         Article 10 of Base Ten's Restated Certificate of Incorporation, as amended, provides as follows:

         No director or officer of the corporation shall be personally liable to the corporation or its shareholders for damages for breach of any duty owed to the corporation or its shareholders, except for liability for any breach of duty based upon an act or omission (a) in breach of such director's or officer's duty of loyalty to the corporation or its shareholders, (b) not in good faith or involving a knowing violation of law, or (c) resulting in receipt by such director or officer of an improper personal benefit. As used in this Article, an act or omission in breach of a director's or officer's duty of loyalty means an act or omission which such director or officer knows or believes to be contrary to the best interests of the corporation or its shareholders in connection with a matter in which such director or officer has a material conflict of interest.

         The provisions of this Article shall be effective as and to the fullest extent that, in whole or in part, they shall be authorized or permitted by the laws of the State of New Jersey. No repeal or modification of the provisions of this Article nor, to the fullest extent permitted by law, any modification of law shall adversely affect any right or protection of a director or officer of the corporation which exists at the time of such repeal or modification.

         Article X of Base Ten's By-Laws, as amended, entitled "Indemnification:
Insurance," provides as follows:

         Section 1. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement to the maximum extent permitted by law, and shall advance expenses incurred by such person in any such action to the maximum extent permitted by law accordance with the procedures provided by applicable law.

         Section 2. To the extent, according to standards and in such manner as the Board of Directors may direct pursuant to and in accordance with applicable law in the particular case, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of the Corporation) by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement.

         Section 3. The indemnification provided by this Article X shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, vote of stockholder or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         Section 4. The Corporation, acting by its Board of Directors, shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article X. Nothing in this
         Section 4 shall obligate the Corporation to indemnify any person to any extent other than as provided in Sections 1, 2, 3 and 4 of this Article X.

         Statutory authority for indemnification of and insurance for Base Ten's directors and officers is contained in the New Jersey Business Corporation Act ("the Act"), in particular, Section 14A:3-5 of the Act, the material provisions of which may be summarized as follows:

         Directors and officers may be indemnified in non-derivative proceedings against settlements, judgments, fines and penalties and against reasonable expenses (including counsel fees) where the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and also, in a criminal proceeding, he must have had no reasonable cause to believe that his conduct was unlawful. In derivative proceedings such persons may be indemnified against reasonable expenses (including counsel fees) where the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, but not against settlements, judgments, fines or penalties except that, without a court determination as to entitlement to indemnity, no indemnity may be provided to a person who has been adjudged liable to the corporation. In all cases, the Act provides that indemnification may only be made by the corporation (unless ordered by a court) only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because the person has met the applicable standard of conduct required of the person, requires a person to be indemnified for reasonable expenses (including counsel fees) to the extent he has been successful in any proceeding and permits a corporation to advance expenses upon an undertaking for repayment if it shall be ultimately determined that the director or officer is not entitled to indemnification. The indemnification and advancement of expenses provided by or granted pursuant to the Act is not exclusive of other rights of indemnification to which a corporate agent may be entitled under a certificate of incorporation, by-law, agreement, vote of shareholders or otherwise. However, no indemnification may be made to or on behalf of a director or officer if a final adjudication adverse to the director or officer establishes that the director's or officer's acts or omissions were in breach of his duty of loyalty to the corporation or its shareholders, were not in good faith or involved a knowing violation of law, or resulted in receipt by the director or officer of an improper personal benefit. A corporation may purchase and maintain insurance on behalf of any directors and officers against expenses incurred in any proceeding and liabilities asserted against them by reason of being or having been a director of officer, whether or not the corporation would have the power to indemnify the directors or officers against such expenses and liabilities under the statute.

         Each of the officers and directors of Base Ten is insured against certain liabilities which he might incur in his capacity as an officer or director of Base Ten or its subsidiaries pursuant to a Directors and Officers Insurance and Company Reimbursement Policy issued by National Union Fire
Insurance Company of Pittsburgh, PA., and Zurich Insurance Company of Philadelphia, PA. The general effect of the policy is that if any claims are made against officers or directors of Base Ten or its subsidiaries or any of them for a Wrongful Act (as defined in the policy) while acting in their individual or collective capacities as directors or officers, to the extent Base Ten or its subsidiary has properly indemnified such officers and directors, the insurer will, subject to the retention amount, reimburse Base Ten or its subsidiary for 100% of any Loss (as defined in the policy). In addition, to the extent that Base Ten or its subsidiary has not indemnified an officer or director, the insurer will, subject to the retention amount, pay on behalf of such officer or director 100% of the Loss. Defense Costs (as defined in the Policy) are part of Loss and are subject to the limits of the policy.

         The retention amount under the policy is $250,000. The retention amount is first applied to Base Ten or its subsidiary. The retention amount is not applicable to officers or directors if Base Ten or its subsidiary is not permitted or required to indemnify the officers or directors. If, however, Base Ten or its subsidiary is permitted or required to indemnify the officers or directors, then the retention amount does apply to them.

         Under the policy, the term "Wrongful Act" means any actual or alleged error, or misstatement, or misleading statement, or act, or omission, or neglect or breach of duty by the directors or officers in their capacities as such, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers of Base Ten or its subsidiaries, except that certain claims are excluded by the terms and conditions of the policy. The term "Loss" means damages, judgments, settlements and Defense Costs. The term "Defense Costs" means reasonable and necessary fees, costs and expenses consented to by the insurer resulting solely from the investigation, adjustment, defense and appeal of any claim against any director or officer, but excluding salaries of officers or employees of Base Ten or its subsidiaries.


Item 16. Exhibits.

         The  following  documents  are filed as Exhibits  to this  Registration
Statement:

Exhibit
Number   Exhibit
-------  -------

3.       (a)  Restated  Certificate of Incorporation,  as amended, of Registrant
              (incorporated by reference to Exhibit 4(a) to Amendment No. 1 to Registrant's Registration Statement on Form S-8 (File No. 2-84451) filed on July 31, 1990). *

         (b) Certificate of Amendment of the Restated Certificate of Incorporation dated September 1, 1992 (incorporated by reference to Exhibit 4(b)(2) to Amendment No. 3 to Registrant's Registration Statement on Form S-1 (File No. 33-48404) filed on September 3,
              1992). *

         (c) Certificate of Amendment of Restated Certificate of Incorporation dated December 2, 1997 (incorporated by reference to Exhibit 99.3 of Registrant's Current Report on Form 8-K (File No 0-7100) dated December 9, 1997). *

         (d) Amended By-Laws of the Registrant (incorporated by reference to Exhibit 3(e) to Registrant's Annual Report on Form 10-K (File No. 0-7100) for the fiscal year ended October 31, 1997 filed on January 29, 1998). *

5.            Opinion of Pitney, Hardin, Kipp & Szuch

10.      (bb) Securities  Purchase  Agreement between the Registrant and certain purchasers dated December 4, 1997 (incorporated by reference to Exhibit 99.1 of Registrant's Current Report on Form 8-K (File No. 0-7100) dated December 9, 1997). *

10.      (cc) Registration  Rights Agreement  between the Registrant and certain purchasers dated December 4, 1997 (incorporated by reference to Exhibit 99.2 of Registrant's Current Report on Form 8-K (File No. 0-7100) dated December 9, 1997). *

 10.     (dd) Common Stock Purchase  Warrant issued by the Registrant to certain purchasers dated December 4, 1997 (incorporated by reference to Exhibit 99.4 of Registrant's Current Report on Form 8-K (File No. 0-7100) dated December 9, 1997). *

 23.      (a) Consent of Deloitte & Touche LLP

          (b) Consent of Pitney, Hardin, Kipp & Szuch (contained in Ex. 5).**

 24. Power of Attorney (contained on the signature page of this Registration Statement) **

---------------------
*  Incorporated by Reference.
** Included elsewhere in this Registration Statement.

Item 17. Undertakings.

1.       The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:


         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;


         (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;


         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         Provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


3. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions discussed in Item 15 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or a controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Trenton, State of New Jersey, on the 11th day of February, 1998.


                             BASE TEN SYSTEMS, INC.


By: THOMAS E. GARDNER          By: WILLIAM F. HACKETT        By: WILLIAM F. HACKETT
    -----------------------        -----------------------       ----------------------------
    Thomas E. Gardner              William F. Hackett            William F. Hackett
    Chief Executive Officer        Chief Financial Officer       Principal Accounting Officer


         KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Thomas E. Gardner and William F. Hackett, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution for him and in his name, place and stead in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same with all exhibits thereto and other documents in connection therewith, with the
Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming what said attorneys-in-fact and agents or their substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                              Title                            Date
By:THOMAS E. GARDNER     President, Chief Executive      February 11, 1998
----------------------   Officer and Co-Chairman
Thomas E. Gardner

By:ALEXANDER M. ADELSON  Co-Chairman and Director        February 11, 1998
----------------------
Alexander M. Adelson

By:WILLIAM SWORD               Director                  February 11, 1998
----------------------
William Sword

By:ALAN S. POOLE               Director                  February 11, 1998
----------------------
Alan S. Poole

By:DAVID C. BATTEN             Director                  February 11, 1998
----------------------
David C. Batten


                                 EXHIBIT INDEX
Exhibit
Number   Exhibit
-------  -------

3.       (a)      Restated   Certificate  of  Incorporation,   as  amended,   of
                  Registrant (incorporated by reference to Exhibit 4(a) to Amendment No. 1 to Registrant's Registration Statement on Form
                  S-8 (File No. 2-84451) filed on July 31, 1990). *

         (b)      Certificate  of  Amendment  of  the  Restated  Certificate  of
                  Incorporation  dated   September  1,  1992  (incorporated  by
                  reference to Exhibit 4(b)(2) to Amendment No. 3 to Registrant's Registration Statement on Form S-1 (File No. 33-48404) filed on September 3, 1992). *

         (c) Certificate of Amendment of Restated Certificate of Incorporation dated December 2, 1997 (incorporated by reference to Exhibit 99.3 of Registrant's Current Report on Form 8-K (File No 0-7100) dated December 9, 1997). *

         (d)      Amended By-Laws of the Registrant  (incorporated  by reference
                  to Exhibit 3(e) to   Registrant's  Annual Report on Form 10-K
                  (File No. 0-7100) for the fiscal year ended October 31, 1997 filed on January 29, 1998). *

5.                Opinion of Pitney, Hardin, Kipp & Szuch

10.      (bb)     Securities  Purchase  Agreement  between  the  Registrant  and certain purchasers dated December 4, 1997 (incorporated by reference to Exhibit 99.1 of Registrant's Current Report on
                  Form 8-K (File No. 0-7100) dated December 9, 1997). *


10.      (cc)     Registration  Rights  Agreement  between  the  Registrant  and certain purchasers dated December 4, 1997 (incorporated by reference to Exhibit 99.2 of Registrant's Current Report on
                  Form 8-K (File No. 0-7100) dated December 9, 1997). *

10.      (dd)     Common Stock  Purchase  Warrant  issued by the  Registrant  to certain purchasers dated December 4, 1997 (incorporated by reference to Exhibit 99.4 of Registrant's Current Report on
                  Form 8-K (File No. 0-7100) dated December 9, 1997). *

 23.     (a)      Consent of Deloitte & Touche LLP.

         (b)      Consent of Pitney,  Hardin, Kipp & Szuch (contained in Exhibit
                  5) **

24. Power of Attorney (contained on the signature page of this Registration Statement). **

---------------
*   Incorporated by reference.
**  Included elsewhere in this Registration Statement.